Exhibit 99.1

ICON Reports Second Quarter 2011 Net New Business of $310 million, Revenue of $233 million and EPS of 21c (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – Second Quarter Fiscal 2011

* Net revenue of $233 million, a 4% increase year on year.

* EPS was 21 cents.

* Income from operations was $15.5m.

* Operating margin was 7%

* Gross business wins were $357 million representing a gross book to bill of 1.53, net business wins were $310 million representing a net book to bill of 1.3

* Backlog exceeds $2 billion for the first time

* Revenue guidance for 2011 unchanged at $945 - $980 million and adjusted EPS guidance lowered to 50c – 70c as resource build-up for Pfizer partnership increases costs.

DUBLIN--(BUSINESS WIRE)--July 20, 2011--ICON (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2011.

Net revenue for the quarter was $233 million, an increase of 4.2% on the prior year. Year-to-date, net revenues were $462 million, representing a 4.4% increase over the same period last year.

Income from operations was $15.5 million or 6.7% of revenue, compared to $25.7 million or 11.5% for the same quarter last year. Net income was $13 million or 21 cents per share on a diluted basis, compared with $22.9 million or 38 cents per share last year.

Year-to-date income from operations was $31.5 million (before restructuring charges), compared to $52.5 million last year representing a margin of 6.8% in 2011 and a margin of 11.8% in 2010. Net income was $25.9 million or 42 cents per share (before restructuring charges), compared with $45 million or 74 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 49 days at June 30, 2011, the same as at March 31, 2011.

For the quarter ended June 30, 2011, cash used in operating activities was $6.4 million and capital expenditure was $7 million. The company’s net cash amounted to $215 million at June 30, 2011, compared to net cash of $232 million at March 31, 2011.

“Our second quarter was in line with our guidance, and new business bookings continued to strengthen, leading to our order backlog exceeding $2bn for the first time” commented CEO Peter Gray. “The investments we have been making in developing the business are progressing satisfactorily”.

“The major achievement of the quarter was our selection by Pfizer as one of their two partners for clinical development”, he continued. “Significant work will be transitioned to ICON over the next two years as this partnership develops which should drive an acceleration in our growth over that time. We are thus increasing our hiring drive and expect to add significant cost in the next two quarters as we gear up to handle work which will be transitioned to us in Q4 and throughout 2012. As a result, while we are not changing our revenue guidance for 2011, we are lowering our EPS guidance to 50c-70c, reflecting significantly increased costs in Q3 without compensating revenue, followed by further cost growth in Q4 with revenues beginning to build”.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its second quarter conference call today, July 20, 2011 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 39 countries and has approximately 7,800 employees. Further information is available at www.iconplc.com.

ICON plc

Consolidated Income Statements (Unaudited) (Before restructuring charges)

Three and Six Months ended June 30, 2011 and June 30, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Gross Revenue	317,696	313,087	623,243	622,638

Reimbursable expenses	84,651	89,336	160,901	179,775

Net Revenue	233,045	223,751	462,342	442,863

Costs and expenses
Direct costs	150,866	130,869	295,336	262,187
Selling, general and administrative	57,344	58,923	117,227	111,217
Depreciation and amortization	9,329	8,281	18,302	17,003

Total costs and expenses	217,539	198,073	430,865	390,407

Income from operations	15,506	25,678	31,477	52,456

Net interest income /(expense)	106	61	172	(131)

Income before provision for income taxes	15,612	25,739	31,649	52,325

Provision for income taxes	2,530	2,866	5,761	7,253

Net income	13,082	22,873	25,888	45,072

Net income per ordinary share
Basic	$0.22	$0.38	$0.43	$0.76

Diluted	$0.21	$0.38	$0.42	$0.74

Weighted average number of ordinary shares
Basic	60,390,788	59,667,635	60,336,933	59,395,142

Diluted	61,114,996	60,768,374	61,056,232	60,557,687

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Six Months ended June 30, 2011 and June 30, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Gross Revenue	317,696	313,087	623,243	622,638

Reimbursable expenses	84,651	89,336	160,901	179,775

Net Revenue	233,045	223,751	462,342	442,863

Costs and expenses
Direct costs	150,866	130,869	295,336	262,187
Selling, general and administrative	57,344	58,923	117,227	111,217
Depreciation and amortization	9,329	8,281	18,302	17,003
Restructuring Charges	-	-	5,002	-
Total costs and expenses	217,539	198,073	435,867	390,407

Income from operations	15,506	25,678	26,475	52,456

Net interest income /(expense)	106	61	172	(131)

Income before provision for income taxes	15,612	25,739	26,647	52,325

Provision for income taxes	2,530	2,866	5,217	7,253

Net income	13,082	22,873	21,430	45,072

Net income per ordinary share
Basic	$0.22	$0.38	$0.36	$0.76

Diluted	$0.21	$0.38	$0.35	$0.74

Weighted average number of ordinary shares
Basic	60,390,788	59,667,635	60,336,933	59,395,142

Diluted	61,114,996	60,768,374	61,056,232	60,557,687

ICON plc

Summary Balance Sheet Data

June 30, 2011 and December 31, 2010
(Dollars, in thousands)

	June 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Net cash	215,564	255,706

Accounts receivable	171,014	164,907
Unbilled revenue	143,323	101,431
Payments on account	(142,345)	(134,240)
Total	171,992	132,098

Working Capital	324,779	329,350

Total Assets	1,014,249	949,538

Shareholder's Equity	711,800	669,999

	http://www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, Snr VP Corp Fin
+ 353 –1-291-2000
or
Sam Farthing, VP Investor Relations
+ 353 –1-291-2251